Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-107799
Financing
of
Introgen Therapeutics, Inc.
     By reading the information contained within this document, the recipient agrees with Introgen Therapeutics, Inc. and Mulier Capital Limited to maintain in confidence such information, together with any other non-public information regarding Introgen Therapeutics, Inc. obtained from Introgen Therapeutics, Inc., Mulier Capital Limited or their agents during the course of the proposed financing and to comply with the recipient’s obligations under applicable U.S. and state securities laws.
Mulier Capital Limited

     The Company has filed a registration statement (Registration No. 333-107799, including a base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company or the placement agent will arrange to send you the Base Prospectus if you request it by calling 512.708.9310.

CONFIDENTIAL
SUMMARY OF TERMS AND CONDITIONS
     This Confidential Summary of Terms and Conditions is not intended to be contractually binding, other than the section entitled “Confidential Information,” and is subject in all respects (other than with respect to such section) to the execution of the Subscription Agreement.

Issuer:	Introgen Therapeutics, Inc., a Delaware corporation (the “Company”).

Securities Offered:	4,986,500 shares of the Company’s Common Stock, $.001 par value. The shares of Common Stock sold in this offering (the “Offering”) shall hereinafter be referred to as the “Shares.”

Purchase Price:	$4.80 per Share, resulting in an aggregate purchase price of $23,935,200.

Use of Proceeds to Company:	For general corporate purposes.

Subscription and Closing Date:	The Company and each investor participating in the Offering (each an “Investor” and collectively the “Investors”) must execute a Subscription Agreement in substantially the form set forth herein and each Investor must execute an Investor Questionnaire in substantially the form attached to the Subscription Agreement. It is expected that the closing of the Offering will occur, and the Shares will be issued to the Investors and funds paid to the Company therefor, on or about December 14, 2006 (the “Closing Date”).

Risk Factors:	The Shares offered hereby involve a high degree of risk. See the disclosure relating to the risks affecting the Company set forth in the documents filed by the Company with the SEC under the Securities Exchange Act of 1934, as amended.

Nasdaq Global Market Symbol:	INGN

Confidential Information:	The recipient of this Confidential Summary of Terms and Conditions and the materials attached hereto agrees with the Company and Mulier Capital Limited to maintain in confidence this disclosed information, together with any other non-public information regarding the Company obtained from the Company, Mulier Capital Limited or their agents during the course of the proposed Offering and to comply with the recipient’s obligations under U.S. and state securities laws.

Transfer Agent:	Computershare Trust Company, N.A.

Placement Agent:	The Company has engaged Mulier Capital Limited to act as placement agent in connection with the Offering. The placement agent will receive from the Company a fee based on a percentage of the gross proceeds from the sale of the Shares and a warrant to purchase Common Stock based on a percentage of the gross proceeds from the sale of the Shares.

INSTRUCTION SHEET FOR INVESTOR
(to be read in conjunction with the entire Subscription Agreement and the Investor Questionnaire)
A.	Complete the following items in the Subscription Agreement and in the Investor Questionnaire:
1. Provide the information regarding the Investor requested on the signature pages to the Subscription Agreement and in the Investor Questionnaire. Please submit a separate Subscription Agreement and Investor Questionnaire for each individual fund/entity that will hold the Shares. The Subscription Agreement and the Investor Questionnaire must be executed by an individual authorized to bind the Investor.
2. Return the signed Subscription Agreement and Investor Questionnaire to:
Fax copies followed by originals to:
Wilson & Varner, LLP
301 Congress Avenue, Suite 2025
Austin, Texas 78701
Phone: 512.320.4160
Telecopy: 512.495.9441
Attention: Rodney Varner
Fax copies to:
Wilson Sonsini Goodrich & Rosati, Professional Corporation
8911 Capital of Texas Highway, Suite 3350
Austin, Texas 78759
Phone: 512.338.5400, 5401, 5420
Fax: 512.338.5499
Attention: Paul Tobias
                 Alan Bickerstaff
An executed original Subscription Agreement and Investor Questionnaire or a fax thereof must be received by 5:00 p.m., New York, New York time, on a date to be determined and distributed to the Investor at a later date.
B.	Instructions regarding the transfer of funds for the purchase of Shares are as follows:

BANK JPMorgan Chase Austin Region 221 W. Sixth St. Austin, Texas 78701 Account Name: Introgen Therapeutics, Inc.

ABA ROUTING NUMBER

ACCOUNT NUMBER

INTROGEN THERAPEUTICS, INC.
SUBSCRIPTION AGREEMENT
Introgen Therapeutics, Inc.
301 Congress Avenue
Suite 1850
Austin, Texas 78701
Each of the undersigned (each, an “Investor” and collectively, the “Investors”) hereby confirms its agreement with you as follows:
1.          This Subscription Agreement (this “Agreement”) is made between Introgen Therapeutics, Inc., a Delaware corporation (the “Company”), and each of the Investors, and is effective as of the date the Agreement is agreed and accepted by the Company, as indicated on the signature page hereto.
2.          The Company has authorized the sale and issuance to the Investors of an aggregate of ___shares (the “Shares”) of its Common Stock, par value $0.001 per share, for a purchase price of $  per share, resulting in an aggregate purchase price of $___(the “Aggregate Purchase Price”), to be allocated between the Investors as set out in schedule 1 attached hereto. Such sale and issuance shall occur at the “Closing,” as set forth below.
3.          The offering and sale of the Shares (the “Offering”) are being made pursuant to an effective Registration Statement on Form S-3 (including the Prospectus contained therein (the “Base Prospectus”), the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”), if applicable, certain preliminary prospectuses and/or “free writing prospectuses” (as that term is defined in Rule 405 under the Securities Act of 1933, as amended), that have been or will be filed with the Commission and delivered to the Investors on or prior to the date hereof, and a Prospectus Supplement (the “Prospectus Supplement”) containing certain supplemental information regarding the Shares and terms of the Offering that will be filed with the Commission and delivered, or otherwise made available, to the Investors.
4.          The Company and each of the Investors agrees that the Investors will purchase from the Company and the Company will issue and sell to the Investors the Shares set forth below for the Aggregate Purchase Price. Each of the Investors acknowledges that the Company intends to provide compensation to Mulier Capital Limited as placement agent in respect of the sale of Shares to the Investors.
5.          No later than one (1) business day after the execution of this Agreement by each of the Investors and the Company, each of the Investors shall direct the broker-dealer at which the account or accounts to be credited with the Shares being purchased by such Investor are maintained, which broker/dealer shall be a DTC participant, to set up a Deposit/Withdrawal at Custodian (“DWAC”) instructing Computershare Trust Company, N.A., the Company’s transfer agent, to credit such account or accounts with the Shares by means of an electronic book-entry delivery. Such DWAC shall indicate the settlement date for the deposit of the Shares (which date shall be the “Closing” date). At the Closing, each of the Investors shall instruct their broker/dealer to initiate the DWAC deposit and the Company shall direct its transfer agent to credit the Investors’ account or accounts with the Shares pursuant to the information contained in the DWAC. Immediately after, but in any event no later than seventy-two hours after, the Investors’ accounts are credited with the Shares, the Investors shall remit by wire transfer the amount of funds equal to the Aggregate Purchase Price for the Shares to the account previously designated by the Company.
6.          The Company represents that it has all requisite power and authority to execute, deliver and perform its obligations under this Agreement, and this Agreement has been duly authorized and validly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ and contracting parties’ rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). The Shares being purchased by the Investors hereunder will, upon issuance and payment therefore, be duly authorized, validly issued, fully-paid and non-assessable. No approval by the Company’s stockholders is required for the issuance and sale of the Shares.
7.          Each of the Investors represents that it has all requisite power and authority to execute, deliver and perform its obligations under this Agreement, and this Agreement has been duly authorized and validly executed and delivered by such Investor and constitutes a legal, valid and binding agreement of such Investor enforceable against such Investor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ and contracting parties’ rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). Each of the Investors, in connection with its decision to purchase the number of Shares set forth on the signature page, relied only upon the Base Prospectus, any free writing prospectus and the Company’s reports on Forms 10-K, 10-Q, and 8-K as filed by the Company with the Commission.
8.          Each of the Investors represents, warrants and agrees that it has not within the past ninety (90) days (i) engaged in any short selling or short sales “against the box” in the Company’s securities, (ii) established or increased any “put equivalent position” as defined in Rule 16(a)-1(h) under the Securities Exchange Act of 1934, as amended, with respect to the Company’s securities, or (iii) engaged in any purchase or sale, or made any offer to purchase or offer to sell, derivative securities relating to the Company’s securities, whether or not issued by the Company, such as exchange traded options to purchase or sell the Company’s securities (“puts” and “calls”). Each of the Investors further covenants with the Company that, for a period of one hundred and eighty (180) days following the date of this Agreement, it shall not engage in any such activities set forth in clauses (i) through (iii) above with respect to the Company’s securities.
9.          This Agreement will be governed by, and construed in accordance with, the internal laws of the State of Delaware, without giving effect to the principles of conflicts of law that would require the application of the laws of any other jurisdiction.

10.          Each of the Investors represents that, except as set forth below, (a) it has had no position, office or other material relationship within the past three years with the Company or any of its affiliates, (b) it has no direct or indirect affiliation or association with any member of the National Association of Securities Dealers, and (c) neither the Investor nor any group of Investors (as identified in a public filing made with the Commission) of which the Investor is a part in connection with the Offering of the Shares, acquired, or obtained the right to acquire, 20% or more of the Common Stock (or securities convertible into or exercisable for Common Stock) or the voting power of the Company on a post-transaction basis. Exceptions:

(If no exceptions, write “none.” If left blank, response will be deemed to be “none.”)
The Company has filed a registration statement (Registration No. 333-107799, including a base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company or the placement agent participating in the offering will arrange to send you the Base Prospectus if you request it by calling 512.708.9310.

Number of Shares: _____________	Aggregate Purchase Price: $_____________

     Please confirm that the foregoing correctly sets forth the agreement between us by signing in the space provided below for that purpose.

Dated as of: December ___, 2006

INVESTOR:
By:
Print Name:
Title:

Address:

INVESTOR:
By:
Print Name:
Title:

Address:

Agreed and Accepted
this ___ day of December, 2006:
INTROGEN THERAPEUTICS, INC.
By: ___________________________________________
Name: _________________________________________
Title: __________________________________________

SCHEDULE 1

Fund Name	Number of Shares	Consideration

Total:

Exhibit A
INTROGEN THERAPEUTICS, INC.
STOCK CERTIFICATE QUESTIONNAIRE
     Pursuant to the Subscription Agreement, please provide us with the following information:

1.	The exact name that your Shares are to be registered in (this is the name that will appear on your stock certificate(s)). You may use a nominee name if appropriate:

2.	The relationship between the Investor and the registered holder listed in response to item 1 above:

3.	The mailing address of the registered holder listed in response to item 1 above:

4.	The Social Security Number or Tax Identification Number of the registered holder listed in the response to item 1 above:

5.	DTC Participant (broker-dealer at which the account or accounts to be credited with the Shares are maintained)

6.	Institutional ID Number of DTC Participant

7.	Name of Account at DTC Participant being credited with the Shares

8.	Account Number at DTC Participant being credited with the Shares